Exhibit 99.1

Civitas Resources Reports Strong Third Quarter 2025 Financial and Operating Results

DENVER — November 6, 2025 - Civitas Resources, Inc. (NYSE: CIVI) (the "Company" or "Civitas") today reported its third quarter 2025 financial and operating results. Civitas’ third quarter 2025 earnings webcast and conference call scheduled for Friday, November 7, 2025, has been cancelled as a result of the merger announcement with SM Energy Company (NYSE: SM) ("SM Energy").
Key Highlights
•Third quarter results exceeded expectations, with higher production and lower cash operating expenses contributing to net income of $177 million, operating cash flow of $860 million, Adjusted EBITDAX(1) of $855 million and Adjusted Free Cash Flow(1) of $254 million.

•Oil and total production were up six percent from the second quarter to more than 158 thousand barrels of oil per day ("MBbl/d") and 336 thousand barrels of oil equivalent per day ("MBoe/d"), and cash operating expenses(2) were lower by five percent to $9.67 per barrel of oil equivalent ("BOE").

•Closed on the divestment of two previously-announced non-core DJ Basin assets on August 29 and October 1, as planned.

•Reduced net debt(1) by $237 million, while also repurchasing $250 million of Civitas' stock (approximately 8% of outstanding shares) in the third quarter; year-to-date repurchases total nearly 10% of outstanding shares.
Key Third Quarter 2025 Results

	Three Months Ended September 30, 2025	Nine Months Ended September 30, 2025
Net income ($MM)	$177	$487
Adjusted Net Income ($MM)(1)	$172	$429
Operating cash flow ($MM)	$860	$1,877
Adjusted EBITDAX ($MM)(1)	$855	$2,389
Sales volumes (MBoe/d)	336	321
Oil volumes (MBbl/d)	158	150
Capital expenditures ($MM)	$491	$1,492
Adjusted Free Cash Flow ($MM)(1)	$254	$548
(1) Non-GAAP financial measure; see attached schedules at the end of this release for reconciliations to the most directly comparable GAAP financial measures.
(2) Cash operating expenses include lease operating expense ("LOE"), midstream, gathering, transportation and processing, and cash general and administrative ("G&A"). Cash G&A is a non-GAAP financial measure; see attached schedules at the end of this release for reconciliations to the most directly comparable GAAP financial measures.
Third Quarter 2025 Operational Update
•Permian Basin production increased six percent from the second quarter to 181 MBoe/d, with oil volumes growing to 86 MBbl/d, up four percent. Midland Basin production represented two-thirds of total Permian Basin volumes, with the Delaware Basin accounting for the remaining one-third.
◦Activity for the quarter included 29, 30, and 27 net operated wells drilled, completed, and turned to sales, respectively. The Company's average lateral length completed was 2.2 miles.

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◦Approximately 45% of the wells drilled, 40% of the wells completed, and 70% of the wells turned to sales were in the Delaware Basin.
◦Production from the Double Stamp pad (nine wells, two-mile laterals in Lea County, NM) and the Brother Nature pad (four wells, two-mile laterals in Reeves County, TX) in the Delaware Basin delivered an average peak 30-day rate of 1,200 Boe/d (80% oil) per well, higher than average offset results by up to 20%.
◦After more than 120 days online, a two-mile Wolfcamp B well in western Upton County, TX, in the Midland Basin, has confirmed strong productivity, extended the economic boundary of the play, and de-risked future development. Peak 30-day production from the well was 1,495 Boe/d (74% oil).
•DJ Basin production increased six percent from the second quarter to 155 MBoe/d, with oil volumes growing to 72 MBbl/d, up nine percent. With the first of two non-core asset sales closing on August 29, third quarter average production was reduced by 2 MBoe/d (50% oil).
◦Activity for the quarter included 31, 28, and 40 net operated wells drilled, completed, and turned to sales, respectively. The Company's average lateral length completed was nearly two miles.
◦Civitas drilled a two-mile lateral well to total depth in 1.3 days (a Company record), excluding surface drilling.
◦The Invicta development in Watkins surpassed more than one million barrels of oil equivalent (approximately 80% oil) after 105 days of production. The pad includes eight wells, each drilled over four miles and completed over three miles.
Third Quarter 2025 Financial Update
•Crude oil, natural gas, and NGL revenues totaled $1.2 billion, benefiting from strong volumes and realizations.
◦Realized oil prices, excluding hedging impacts, represented a $0.31 per barrel premium to the average West Texas Intermediate ("WTI") oil price. The strong differential resulted from crude quality and forward pricing impacts in both basins, along with improved long-haul transportation in the DJ Basin.
◦Natural gas realizations were impacted by continued weak Waha pricing, and natural gas liquids realizations averaged 28% of WTI for the period, consistent with expected summer demand trends.
•Realized hedging gains totaled $65 million, with 60% coming from crude oil.
•LOE per BOE was seven percent lower than the second quarter, largely driven by production increases and lower fuel and power usage.
•Cash G&A(3) of $41 million includes $3 million of non-recurring severance charges. Excluding these amounts, cash G&A was lower than the second quarter by seven percent.
•Capital expenditures of $491 million reflect continued drilling and completion efficiencies and accelerated activity in both basins.
•Financial liquidity at the end of the third quarter 2025 totaled $2.2 billion, representing cash on hand and borrowings available under the Company's revolving credit facility. During the third quarter, the Company reduced its revolving credit facility balance by $250 million.
•The Company completed a $250 million accelerated share repurchase program in the third quarter, repurchasing 7.4 million shares of Civitas' stock.
•During the third quarter, the Company added more than two million barrels of oil hedges covering the next 12 months.
(3) Cash G&A is a non-GAAP financial measure; see attached schedules at the end of this release for reconciliations to the most directly comparable GAAP financial measures.
Dividend Declared
The Company’s Board of Directors approved a quarterly dividend of $0.50 per share, payable on December 29, 2025, to shareholders of record as of December 15, 2025.
Guidance
Due to the pending merger with SM Energy, Civitas has discontinued providing quarterly and annual guidance. Accordingly, investors should not rely on any previously disclosed financial and operating guidance and are cautioned not to rely on historical forward-looking statements as those forward-looking statements were the estimates of management only as of the date provided and were subject to the specific risks and uncertainties that accompanied such forward-looking statements.

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About Civitas Resources, Inc.
Civitas Resources, Inc. is an independent exploration and production company focused on the acquisition, development and production of crude oil and liquids-rich natural gas from its premier assets in the Permian Basin in Texas and New Mexico and the DJ Basin in Colorado. Civitas’ proven business model to maximize shareholder returns is focused on four key strategic pillars: generating significant free cash flow, maintaining a premier balance sheet, returning capital to shareholders, and demonstrating ESG leadership. For more information about Civitas, please visit www.civitasresources.com.
Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this press release that address events or developments SM Energy and Civitas expect, believe, or anticipate will or may occur in the future are forward-looking statements. The words “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this press release include, but are not limited to, statements regarding the transactions contemplated by the Agreement and Plan of Merger, dated November 2, 2025 (the “Merger Agreement”), among SM Energy, Civitas and Cars Merger Sub, Inc. (the “Transaction”). There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this press release. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of SM Energy or Civitas may not approve the Transaction, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of SM Energy’s common stock or Civitas’ common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of SM Energy and Civitas to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond SM Energy’s or Civitas’ control, including those detailed in SM Energy’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at sm-energy.com/investors and on the SEC’s website at http://www.sec.gov, and those detailed in Civitas’ annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Civitas’ website at ir.civitasresources.com/investor-relations and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that SM Energy and Civitas believe to be reasonable but that may not prove to be accurate. Such forward-looking statements are based on assumptions and analyses made by SM Energy and Civitas in light of their perceptions of current conditions, expected future developments, and other factors that SM Energy and Civitas believe are appropriate under the circumstances. These statements are subject to a number of known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future performance and actual events may be materially different from those expressed or implied in the forward-looking statements. The forward-looking statements in this communication speak as of the date of this communication.
No Offer or Solicitation
This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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Additional Information and Where to Find It
In connection with the proposed transaction, SM Energy intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of SM Energy and Civitas and a prospectus of SM Energy (the “Joint Proxy Statement/Prospectus”). Each of SM Energy and Civitas may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Joint Proxy Statement/Prospectus or Registration Statement or any other document that SM Energy or Civitas, as applicable, may file with the SEC in connection with the proposed transaction. After the Registration Statement has been declared effective by the SEC, a definitive Joint Proxy Statement/Prospectus will be mailed to the stockholders of each of SM Energy and Civitas. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF SM ENERGY AND CIVITAS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SM ENERGY, CIVITAS, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus, as well as other filings containing important information about SM Energy, Civitas and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by SM Energy will be available free of charge on SM Energy’s website at https://www.sm-energy.com/investors. Copies of the documents filed with the SEC by Civitas will be available free of charge on Civitas’ website at https://ir.civitasresources.com/investorrelations/Overview/default.aspx. The information included on, or accessible through, SM Energy’s or Civitas’ website is not incorporated by reference into this communication.
Participants in the Solicitation
SM Energy, Civitas and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of SM Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in SM Energy’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/893538/000089353825000032/sm-20250404.htm) and a Form 8-K filed by SM Energy on September 8, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/893538/000089353825000116/sm-20250904.htm). Information about the directors and executive officers of Civitas, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in a Form 8-K filed by Civitas on August 6, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1509589/000110465925074774/tm2522747d1_8k.htm), a Form 8-K filed by Civitas on May 7, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1509589/000110465925045550/tm2514090d1_8k.htm), and Civitas’ proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1509589/000155837025005077/civi-20241231xdef14a.htm). Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from SM Energy and Civitas using the sources indicated above.
For further information, please contact:
Investor Relations:
Brad Whitmarsh, 832.736.8909, bwhitmarsh@civiresources.com

Media:
Rich Coolidge, info@civiresources.com

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Schedule 1: Condensed Consolidated Statements of Operations
(in millions, except share and per share amounts, unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Operating net revenues:
Crude oil, natural gas, and NGL sales	$1,160	$1,272	$3,406	$3,911
Other operating income	8	—	13	3
Total operating net revenues	1,168	1,272	3,419	3,914
Operating expenses:
Lease operating expense	159	147	491	405
Midstream operating expense	12	11	38	37
Gathering, transportation, and processing	88	97	258	280
Severance and ad valorem taxes	81	87	245	291
Exploration	1	1	7	14
Depreciation, depletion, and amortization	497	524	1,443	1,512
General and administrative expense	52	57	162	174
Transaction costs	2	—	8	31
Other operating expense	3	2	9	10
Total operating expenses	895	926	2,661	2,754
Other income (expense):
Derivative gain, net	79	151	235	49
Interest expense	(120)	(117)	(341)	(342)
Other, net	2	9	(9)	16
Total other income (expense)	(39)	43	(115)	(277)
Income from operations before income taxes	234	389	643	883
Income tax expense	(57)	(93)	(156)	(195)
Net income	$177	$296	$487	$688

Earnings per common share:
Basic	$1.99	$3.02	$5.32	$6.91
Diluted	$1.99	$3.01	$5.31	$6.88
Weighted-average common shares outstanding:
Basic	88,864,529	97,905,077	91,644,288	99,539,882
Diluted	88,962,984	98,223,909	91,762,602	99,951,073

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Schedule 2: Condensed Consolidated Statements of Cash Flows
(in millions, unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Cash flows from operating activities:
Net income	$177	$296	$487	$688
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion, and amortization	497	524	1,443	1,512
Stock-based compensation	11	13	37	36
Derivative gain, net	(79)	(151)	(235)	(49)
Derivative cash settlement gain (loss), net	65	18	138	(6)
Amortization of deferred financing costs and deferred acquisition consideration	4	14	13	39
Deferred income tax expense	65	94	155	187
Other, net	5	(2)	2	(2)
Changes in operating assets and liabilities, net
Accounts receivable, net	93	32	140	35
Prepaid expenses and other	(10)	(12)	(26)	(5)
Accounts payable, accrued expenses, and other liabilities	32	9	(277)	(428)
Net cash provided by operating activities	860	835	1,877	2,007
Cash flows from investing activities:
Acquisitions of businesses, net of cash acquired	(5)	(37)	(761)	(905)
Acquisitions of crude oil and natural gas properties	(34)	(10)	(54)	(24)
Capital expenditures for drilling and completion activities and other fixed assets	(471)	(541)	(1,432)	(1,632)
Proceeds from property transactions	185	(9)	188	163
Purchases of carbon credits and renewable energy credits	—	(2)	—	(4)
Other, net	1	2	1	2
Net cash used in investing activities	(324)	(597)	(2,058)	(2,400)
Cash flows from financing activities:
Proceeds from credit facility	550	350	2,100	1,650
Payments to credit facility	(800)	(400)	(2,200)	(1,600)
Proceeds from issuance of senior notes	—	—	743	—
Dividends paid	(44)	(149)	(141)	(446)
Common stock repurchased and retired	(250)	(78)	(322)	(270)
Payment of employee tax withholdings in exchange for the return of common stock	(2)	(3)	(7)	(12)
Other, net	(3)	(3)	(12)	(9)
Net cash provided by (used in) financing activities	(549)	(283)	161	(687)
Net change in cash, cash equivalents, and restricted cash	(13)	(45)	(20)	(1,080)
Cash, cash equivalents, and restricted cash:
Beginning of period	69	92	76	1,127
End of period	$56	$47	$56	$47

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Schedule 3: Condensed Consolidated Balance Sheets
(in millions, except share and per share amounts, unaudited)

	September 30, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$56	$76
Accounts receivable, net:
Crude oil, natural gas, and NGL sales	523	646
Joint interest and other	113	125
Derivative assets	169	67
Prepaid expenses and other	84	74
Total current assets	945	988
Property and equipment (successful efforts method):
Proved properties	18,924	16,897
Less: accumulated depreciation, depletion, and amortization	(5,663)	(4,288)
Total proved properties, net	13,261	12,609
Unproved properties	318	631
Wells in progress	375	506
Other property and equipment, net of accumulated depreciation of $10 million in 2025 and $9 million in 2024	55	48
Total property and equipment, net	14,009	13,794
Derivative assets	2	17
Other noncurrent assets	155	145
Total assets	$15,111	$14,944
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$623	$561
Severance and ad valorem taxes payable	291	323
Crude oil, natural gas, and NGL revenue distribution payable	646	702
Deferred acquisition consideration	—	479
Derivative liability	17	22
Other liabilities	118	118
Total current liabilities	1,695	2,205
Long-term liabilities:
Debt, net	5,139	4,494
Ad valorem taxes	149	294
Deferred income tax liabilities, net	955	801
Asset retirement obligations	365	399
Derivative liability	8	13
Other long-term liabilities	115	109
Total liabilities	8,426	8,315
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $.01 par value, 25,000,000 shares authorized, none outstanding	—	—
Common stock, $.01 par value, 225,000,000 shares authorized, 85,293,095 and 93,933,857 issued and outstanding as of September 30, 2025 and December 31, 2024, respectively	5	5
Additional paid-in capital	4,639	5,095
Retained earnings	2,041	1,529
Total stockholders’ equity	6,685	6,629
Total liabilities and stockholders’ equity	$15,111	$14,944

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Schedule 4: Average Sales Volumes and Prices
The following table presents crude oil, natural gas, and NGL sales volumes by operating region as well as consolidated average sales prices before and after derivatives.
Average sales price, after derivatives is a non-GAAP financial measure that incorporates the net effect of derivative cash receipts from or payments on commodity derivatives that are presented in our accompanying statements of cash flows, netted into the average sales price, before derivatives, the most directly comparable GAAP financial measure. We believe that the presentation of average sales price, after derivatives is a useful means to reflect the actual cash performance of our commodity derivatives for the respective periods and is useful to management and our stockholders in determining the effectiveness of our price risk management program. The following table provides a reconciliation of the GAAP financial measure of average sales price, before derivatives to the non-GAAP financial measure of average sales prices, after derivatives for the periods presented:

	Three Months Ended		Nine Months Ended
	September 30, 2025	June 30, 2025	September 30, 2025	September 30, 2024
Average sales volumes per day(1)
Crude oil (MBbl/d)
Permian Basin	86	83	82	86
DJ Basin	72	66	68	71
Total	158	149	150	157
Natural gas (MMcf/d)
Permian Basin	272	255	266	276
DJ Basin	274	269	277	323
Total	546	524	543	599
Natural gas liquids (MBbl/d)
Permian Basin	50	45	46	48
DJ Basin	37	35	35	37
Total	87	80	81	85
Average sales volumes per day (MBoe/d)
Permian Basin	181	171	172	180
DJ Basin	155	146	149	162
Total	336	317	321	342

Average sales prices
Crude oil (per Bbl)	$65.24	$63.87	$66.54	$77.12
Effects of derivatives, net (per Bbl)(2)	2.63	2.68	1.85	(0.96)
Crude oil (after derivatives) (per Bbl)	$67.87	$66.55	$68.39	$76.16

Natural gas (per Mcf)	$1.29	$1.00	$1.61	$0.64
Effects of derivatives, net (per Mcf)(2)	0.52	0.69	0.41	0.22
Natural gas (after derivatives) (per Mcf)	$1.81	$1.69	$2.02	$0.86

Natural gas liquids (per Bbl)	$18.21	$18.99	$20.29	$20.95
Effects of derivatives, net (per Bbl)(2)	—	—	—	—
Natural gas liquids (after derivatives) (per Bbl)	$18.21	$18.99	$20.29	$20.95
____________________
(1) Items may not recalculate due to rounding.
(2) Derivatives economically hedge the price we receive for crude oil, natural gas, and NGL. For the three months ended September 30, 2025, the derivative cash settlement gain for crude oil and natural gas was $39 million and $26 million, respectively. For the three months ended June 30, 2025, the derivative cash settlement gain for crude oil and natural gas was $36 million and $33 million respectively. For the nine months ended September 30, 2025, the derivative cash settlement gain for crude oil and natural gas was $76 million and $62 million, respectively. For the nine months ended September 30, 2024, the derivative cash settlement loss for crude oil was $42 million, and the derivative cash settlement gain for natural gas was $36 million. We did not hedge the price we received for NGL during the periods presented.

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Schedule 5: Adjusted Net Income
(in millions, except shares and per share amounts, unaudited)
Adjusted Net Income is a supplemental non-GAAP financial measure that is used by management to present a more comparable, recurring profitability between periods. We believe that Adjusted Net Income provides external users of our consolidated financial statements with additional information to assist in their analysis of the Company. Adjusted Net Income represents net income after adjusting for (1) the impact of certain non-cash items and/or non-recurring charges and correspondingly (2) the related tax effect in each period. Adjusted Net Income is not a measure of net income as determined by GAAP and should not be considered in isolation or as a substitute for net income, net cash provided by operating activities, or other profitability or liquidity measures prepared under GAAP.
The following table presents a reconciliation of the GAAP financial measure of net income to the non-GAAP financial measure of Adjusted Net Income.

	Three Months Ended		Nine Months Ended
	September 30, 2025	June 30, 2025	September 30, 2025	September 30, 2024
Net income	$177	$124	$487	$688
Adjustments to net income:
Derivative (gain) loss, net	(79)	(104)	(235)	(49)
Derivative cash settlement gain (loss)	65	69	138	(6)
Transaction costs	2	—	8	31
Non-recurring severance(1)	3	—	8	—
Other, net(2)	2	(7)	5	1
Total adjustments to net income before taxes	(7)	(42)	(76)	(23)
Tax effect of adjustments	2	10	18	5
Total adjustments to net income after taxes	(5)	(32)	(58)	(18)

Adjusted Net Income	$172	$92	$429	$670

Adjusted Net Income per diluted share	$1.93	$0.99	$4.68	$6.71

Diluted weighted-average common shares outstanding	88,962,984	92,670,914	91,762,602	99,951,073

(1) The three months ended September 30, 2025 includes non-recurring cash severance charges incurred in connection with our CEO separation that is included in of general and administrative expense in the accompanying unaudited condensed consolidated statements of operations. The nine months ended September 30, 2025 includes non-recurring cash severance charges and non-recurring stock compensation expense incurred in connection with our announced reduction in force and our CEO separation that is included in of general and administrative expense in the accompanying unaudited condensed consolidated statements of operations.

(2) The activity relates to (i) non-recurring cash unused commitment fees that are included in other operating expense in the accompanying unaudited condensed consolidated statements of operations for each period presented and (ii) non-capitalized expenses incurred in connection with our ERP implementation that are included in general and administrative expense in the accompanying unaudited condensed consolidated statements of operations during the three months ended September 30, 2025. The three months ended June 30, 2025 includes (i) a $9 million reduction related to the settlement of the unrealized loss on crude oil linefill contracts recorded during the three months ended March 31, 2025 that is included in other, net in the accompanying unaudited condensed consolidated statements of operations for the period.

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Schedule 6: Adjusted EBITDAX
(in millions, unaudited)
Adjusted EBITDAX is a supplemental non-GAAP financial measure that represents earnings before interest, income taxes, depreciation, depletion, and amortization, exploration expense, and other non-cash and/or non-recurring charges. Adjusted EBITDAX excludes certain items that we believe affect the comparability of operating results and can exclude items that are generally non-recurring in nature. We present Adjusted EBITDAX because we believe it provides useful additional information to investors and analysts, as a performance measure, for analysis of our ability to internally generate funds for exploration, development, acquisitions, and to service debt and return cash to stockholders. We are also subject to financial covenants under our revolving credit facility based on Adjusted EBITDAX ratios. In addition, Adjusted EBITDAX is widely used by professional research analysts and others in the valuation, comparison, and investment recommendations of companies in the crude oil and natural gas exploration and production industry. Adjusted EBITDAX should not be considered in isolation or as a substitute for net income, net cash provided by operating activities, or other profitability or liquidity measures prepared under GAAP. Because Adjusted EBITDAX excludes some, but not all items that affect net income and may vary among companies, the Adjusted EBITDAX amounts presented may not be comparable to similar metrics of other companies.
The following table presents a reconciliation of the GAAP financial measure of net income to the non-GAAP financial measure of Adjusted EBITDAX:

	Three Months Ended		Nine Months Ended
	September 30, 2025	June 30, 2025	September 30, 2025	September 30, 2024
Net income	$177	$124	$487	$688
Total adjustments to net income before taxes (from schedule 5)	(7)	(42)	(76)	(23)
Interest expense, net(1)	119	112	336	334
Income tax expense	57	38	156	195
Depreciation, depletion, and amortization	497	501	1,443	1,512
Exploration	1	3	7	14
Stock-based compensation(2)	11	13	36	36
Adjusted EBITDAX	$855	$749	$2,389	$2,756

(1) Includes interest income of $1 million and $2 million for the three months ended September 30, 2025 and June 30, 2025, respectively and $5 million and $8 million for the nine months ended September 30, 2025 and 2024, respectively. Interest income is included as a portion of other, net in the accompanying unaudited condensed consolidated statements of operations.

(2) Included as a portion of general and administrative expense in the accompanying unaudited condensed consolidated statements of operations. The nine months ended September 30, 2025 excludes $1 million of non-recurring stock compensation expense incurred in connection with our announced reduction in force that was added back within the total adjustments to net income before taxes (from schedule 5).

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Schedule 7: Adjusted Free Cash Flow
(in millions, unaudited)
Adjusted Free Cash Flow is a supplemental non-GAAP financial measure that is calculated as net cash provided by operating activities before changes in operating assets and liabilities and less exploration and development of crude oil and natural gas properties, changes in working capital related to capital expenditures, and purchases of carbon credits. We believe that Adjusted Free Cash Flow provides additional information that may be useful to investors and analysts in evaluating our ability to generate cash from our existing crude oil and natural gas assets to fund future exploration and development activities, service debt, and to return cash to stockholders. Adjusted Free Cash Flow is a supplemental measure of liquidity and should not be viewed as a substitute for cash flows from operations because it excludes certain required cash expenditures.
The following table presents a reconciliation of the GAAP financial measure of net cash provided by operating activities to the non-GAAP financial measure of Adjusted Free Cash Flow:

	Three Months Ended		Nine Months Ended
	September 30, 2025	June 30, 2025	September 30, 2025	September 30, 2024
Net cash provided by operating activities	$860	$298	$1,877	$2,007
Add back: Changes in operating assets and liabilities, net	(115)	331	163	398
Cash flow from operations before changes in operating assets and liabilities	745	629	2,040	2,405
Less: Cash paid for capital expenditures for drilling and completion activities and other fixed assets	(471)	(486)	(1,432)	(1,632)
Less: Changes in working capital related to capital expenditures	(20)	(20)	(60)	(22)
Capital expenditures	(491)	(506)	(1,492)	(1,654)
Less: Purchases of carbon credits and renewable energy credits	—	—	—	(4)
Adjusted Free Cash Flow	$254	$123	$548	$747

Capital expenditures by operating region
Permian Basin	$249	$271	$791	$918
DJ Basin	238	226	687	736
Other/Corporate	4	9	14	—
Total	$491	$506	$1,492	$1,654

Civitas Resources, Inc.	11

Schedule 8: Cash General and Administrative
(in millions, unaudited)
Cash general and administrative is a supplemental non-GAAP financial measure that excludes stock-based compensation, that we believe affects the comparability of operating results as it is non-cash. Cash general and administrative is a non-GAAP financial measure that we include in our total cash operating expense per BOE. We believe it provides useful additional information to investors and analysts, as a performance measure, for analysis of our operations.
The following table presents a reconciliation of the GAAP financial measure of general and administrative expense to the non-GAAP financial measure of cash general and administrative:

	Three Months Ended		Nine Months Ended
	September 30, 2025	June 30, 2025	September 30, 2025	September 30, 2024
General and administrative expense	$52	$53	$162	$174
Stock-based compensation	(11)	(13)	(37)	(36)
Cash general and administrative	$41	$40	$125	$138

Schedule 9: Net Debt
(in millions, unaudited)

Net Debt is a supplemental non-GAAP financial measure that is used by management and external users of the Company's consolidated financial statements, such as industry analysts, investors, lenders and rating agencies. The Company defines net debt as GAAP total debt, excluding any applicable unamortized deferred financing costs and discounts/premiums, less GAAP cash and cash equivalents. We believe Net Debt is an important element for assessing the Company's liquidity.

The following table presents a reconciliation of the GAAP financial measure of total debt to the non-GAAP financial measure of Net Debt (in millions):

	September 30, 2025	June 30, 2025	December 31, 2024
Deferred acquisition consideration	$—	$—	$475
Credit facility	350	600	450
Senior notes	4,850	4,850	4,100
Total debt	5,200	5,450	5,025
Less: cash and cash equivalents	(56)	(69)	(76)
Net debt	$5,144	$5,381	$4,949

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